Western Asset High Yield Defined Opportunity Fund Inc.

55 Water Street

New York, NY 10041

October 22, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Valerie J. Lithotomos, Senior Counsel

Re:	Western Asset High Yield Defined Opportunity Fund Inc.

Pre-Effective Amendment to the Registration Statement on

Form N-2, File Nos. 333-168292 and 811-22444

Dear Ms. Lithotomos:

Western Asset High Yield Defined Opportunity Fund Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on October 26, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

WESTERN ASSET HIGH YIELD DEFINED OPPORTUNITY FUND INC.

By:	/s/ William Renahan
Name: William Renahan
Title: Assistant Secretary

Global Markets & Investment Banking
One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

October 22, 2010

Ms. Valerie Lithotomos, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset High Yield Defined Opportunity Fund

Form N-2 Registration Statement No. 333-168292

Investment Company Act File No. 811-22444

Dear Ms. Lithotomos:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 filed on September 27, 2010 and the Preliminary Prospectus filed September 27, 2010, began on September 27, 2010 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on October 26, 2010, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 97,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on October 26, 2010 or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

On behalf of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Michele A.H. Allong
Authorized Signatory